

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2023

Andreas Michalopoulos
Chief Executive Officer
Performance Shipping Inc.
373 Syngrou Avenue
175 64 Palaio Faliro
Athens, Greece

   Re: Performance Shipping Inc.
    Registration Statement on Form F-3
    Filed January 27, 2023
    File No. 333-269449

Dear Andreas Michalopoulos:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Mitchell Austin, Acting Legal Branch Chief, at (202) 551-3574 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Energy & Transportation

cc: Will Vogel, Esq.